Exhibit 7.1

Abbey National Treasury Services plc

Computation of Ratio of Earnings to Fixed Charges

(i) Excluding interest on retail deposits

	Year ended December 31
	2012 £m	2011(3) £m	2010 £m	2009 £m	2008 £m

Profit before tax	332	268	609	456	334

Fixed charges: interest expense (B) (2)	3,731	3,156	2,642	3,429	6,316

Earnings before taxes and fixed charges (A)	4,063	3,424	3,251	3,885	6,650

Ratio of earnings to fixed charges (A/B)	109	108	123	113	105

(ii) Including interest on retail deposits

	Year ended December 31
	2012 £m	2011(3) £m	2010 £m	2009 £m	2008 £m

Profit before tax	332	268	609	456	334

Fixed charges: interest expense (B) (2)	3,731	3,156	2,642	3,429	6,316

Earnings before taxes and fixed charges (A)	4,063	3,424	3,251	3,885	6,650

Ratio of earnings to fixed charges (A/B)	109	108	123	113	105

Notes:

(1)	Abbey National Treasury Services plc has no retail deposits
(2)	Includes the amortisation of discounts and premiums on debt securities in issue.
(3)	As restated, see Note 45